SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549
______________

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

STEADFAST APARTMENT REIT, INC.
(Name of Subject Company)

Everest REIT Investors I, LLC (offeror)
Everest REIT Investors II, LLC (offeror)
(Filing Persons)

Shares of Common Stock
(Title of Class of Securities)

None known
(CUSIP Number of Class of Securities)

Christopher K. Davis
Everest REIT Properties, LLC
199 S. Los Robles Ave., Suite 200
Pasadena, CA 91101
Telephone (626) 585-5920
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE
Transaction Valuation: $25,000,000(1)                     Amount of Filing Fee: $2,897.50
(1)	Assumes the purchase of 2,500,000 Shares at the gross cash price per Share.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: Not Applicable	Filing party: Not Applicable
Form or registration no.: Not Applicable	Date filed: Not Applicable

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒  third-party tender offer subject to Rule 14d-1.
☐  issuer tender offer subject to Rule 13e-4.
☐  going-private transaction subject to Rule 13e-3.
☐  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

TENDER OFFER

This Tender Offer Statement on Schedule TO (“Statement”) relates to the offer (the "Offer") by EVEREST REIT INVESTORS I, LLC and EVEREST REIT INVESTORS II, LLC (collectively, the "Purchaser") to purchase up to 2,500,000 shares of common stock (the "Shares") in Steadfast Apartment REIT, Inc. (the “Corporation”), the subject company, at a purchase price equal to $10.00 per Share, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 21, 2016 (the "Offer to Purchase") and the related Transfer Agreement, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. Capitalized terms used but not defined herein have the meaning ascribed to them in the Offer to Purchase.  Any dividends or distributions made after the Expiration Date, by the terms of the Offer and as set forth in the Transfer Agreement, would be assigned by tendering Shareholders to the Purchaser.

Tender of Shares will include the tender of any and all securities into which the Shares may be converted and any securities distributed with respect to the Shares from and after the Offer Date. Purchaser is entitled to all proceeds that are paid after the Expiration Date from or as a result of any claim, litigation, class or derivative action brought by or for the benefit of the tendering Shareholders with respect to the transferred Shares, regardless of when the claims asserted and such action accrued.

The Corporation had approximately 18,000 holders of record owning an aggregate of 46,360,954 Shares as of March 23, 2016, according to its Annual Report on Form 10-K for the fiscal year ending December 31, 2015; and 49,564,966 Shares outstanding as of November 4, 2016, according to its Quarterly Report on Form 10-Q for the quarter ended September 30, 2016. The Purchaser and its affiliates currently beneficially own 100 Shares of the Corporation. Such Shares plus the 2,500,000 Shares sought in the Offer constitute about 5.04% of the outstanding Shares. Consummation of the Offer, if all Shares sought are tendered, would require payment by the Purchaser of up to $25,000,000 in aggregate purchase price, for which the Purchaser has the capital readily available and committed.

The address of the Corporation's principal executive offices is 18100 Von Karman Avenue, Suite 500, Irvine, California 92612.

ITEMS 1 – 11.

The foregoing information and the information in the Offer to Purchase, including all schedules and appendices thereto, and the related Transfer Agreement, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, are hereby expressly incorporated herein by reference in response to Items 1 – 11 of this Statement.

ITEM 12.	EXHIBITS.

(a)(1)   Offer to Purchase dated November 21, 2016

(a)(2)   Form of Transfer Agreement

(a)(3)   Transfer Agreement Instructions

(a)(4)   Form of Notification of Offer to Purchase dated November 21, 2016

(a)(5)   Welcome Page for Virtual Data Room

(a)(6)   Advertisement in Investor’s Business Daily

(b)-(h) Not applicable.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 21, 2016

EVEREST REIT INVESTORS I, LLC

By:	/S/ DAVID I. LESSER
David I. Lesser
President